Exhibit 8

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6, Tel: (604) 685-8666, Fax: (604), Fax: (604) 685-8677

December 9, 2003	TSX-V Symbol: UVI

NEWS RELEASE

LARGO, Florida, December 9, 2003 – Unilens Vision Inc. (The “Company”), a manufacturer and distributor of multifocal contact lenses, announces that it has granted, subject to regulatory acceptance, directors’, employees’ and consultants’ incentive stock options for 225,000 common shares at an exercise price of $0.62 per share for a period of five years. Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, manufactures, distributes, and markets specialty contact lenses under the C - Vue, Unilens, Sof-Form, and Lombart brands. Additional information about the Company is available on the Internet at www.unilens.com.

The information contained in this news release, other than historical information, consists of forward looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the TSX Venture Exchange.

For more information please contact:

Unilens Corp., USA, Largo FL. - (727) 544-2531

Michael Pecora, Chief Financial Officer

michael.pecora@unilens.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.